Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years Ended December 31,
	2011		2010		2009		2008		2007
Earnings (loss) before tax
Earnings (loss) before tax	$(5,922)		$(131,810)		$(120,370)		$(65,377)		$(348,499)
Add: Total fixed charges	1,806		2,285		3,453		6,289		36,331
Less: Capitalized interest	—		—		—		69		451

Adjusted Earnings	$(4,116)		$(129,525)		$(116,917)		$(59,157)		$(312,619)

Fixed Charges:
Interest	$669		$808		$1,382		$4,028		$34,834
Portion of rental expense representative of the interest factor (1)	1,137		1,477		2,071		2,261		1,497

Total Fixed Charges	$1,806		$2,285		$3,453		$6,289		$36,331

Ratio of Earnings to Fixed Charges	—	(2)(3)	—	(2)(4)	—	(2)(5)	—	(2)(6)	—

(1)	For purposes of calculating fixed charges, an interest factor of one-third was applied to total rental expense for the periods indicated.
(2)	Adjusted earnings are not sufficient to provide for fixed charges.
(3)

Adjusted earnings are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include non-cash charges for asset impairments of $6,500 and $1,988 related to the withdrawal from a multi-employer pension plan. Excluding the non-cash impairment and pension charges, the adjusted earnings would have been $4,372 and the ratio of earnings to fixed charges would have been 2.42.

(4)

Adjusted earnings are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include non-cash charges for asset impairments of $3,404 and $132,346 related to the withdrawal from a multi-employer pension plan.

(5)	Excluding the non-cash impairment and pension charges, the adjusted earnings would have been $6,225 and the ratio of earnings to fixed charges would have been 2.72.
(6)

Adjusted earnings are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include a non-cash charge for asset impairments of $106,389. Excluding the non-cash asset impairment charges, the adjusted earnings would be $(10,528) and the ratio of earnings to fixed charges would be (3.05).

(7)

Adjusted earnings are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include a non-cash charge for goodwill impairment of $14,145 and an asset impairment of $4,535.

(8)	Excluding the non-cash charges, the adjusted earnings would be $(40,477) and the ratio of earnings to fixed charges would be (6.44).